EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     October __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November __, 2005 to the Secretary, Securities and Exchange Commission, 100 Fth Street, N.E., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

FIRSTENERGY CORP., ET AL. (70-10122)
-------------------------

     FirstEnergy Corp. ("FirstEnergy"), a registered holding company under the Act, whose principal business address is at 76 South Main Street, Akron, Ohio 44308, and certain of its subsidiaries, have filed a post-effective amendment to their previously amended application/declaration with the Commission pursuant to Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Act and Rules 26(c), 42, 43, 45,
46, 53, 54, 87(b) and 90 - 92 thereunder.

     FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), The Toledo Edison Company ("Toledo Edison"), American Transmission Systems, Incorporated ("ATSI"), Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Power


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Company ("Penn Power"), York Haven Power Company ("York Haven"), and The Waverly
Electric Power & Light Company ("Waverly Electric"), which together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania. FirstEnergy's electric utility subsidiaries are referred to herein collectively as the "Utility Subsidiaries."

     FirstEnergy's principal non-utility subsidiaries are FirstEnergy Solutions Corp. ("FES"), FirstEnergy Facilities Services Group, LLC ("FEFSG"), MYR Group, Inc. ("MYR"), FirstEnergy Ventures Corp. ("FE Ventures") , FirstEnergy Nuclear Operating Company ("FENOC"), and FirstEnergy Service Company ("FE ServCo"). FES provides energy-related products and services and, through FirstEnergy Generation Corp. ("FE GenCo"), an "exempt wholesale generator" ("EWG") under
Section 32 of the Act, operates FirstEnergy's non-nuclear generation business. FENOC operates the Utility Subsidiaries' nuclear generating facilities. FEFSG is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. FE Ventures owns direct and indirect interests in a number of energy and telecommunications-related subsidiaries. FE ServCo provides legal, financial and other corporate support services to affiliated FirstEnergy companies.

     As used herein, the term "Non-Utility Subsidiaries" includes the non-utility subsidiaries named immediately above and their respective subsidiaries, as well as any other non-utility company owned or hereafter acquired or formed, directly or indirectly, by FirstEnergy pursuant to an applicable exemption or pursuant to an order of the Commission (including the Current Financing Order, as modified by the order requested herein). The Utility Subsidiaries and Non-Utility Subsidiaries are referred to collectively as the "Subsidiaries." FirstEnergy and the Subsidiaries are referred to collectively as the "Applicants."

     By order dated June 30, 2003 in this proceeding (Holding Co. Act Release No. 27694), as modified by order dated November 25, 2003 (Holding Co. Act Release No 27769) (as modified, the "Current Financing Order"), the Commission authorized the Applicants to engage in a program of external financing, intrasystem financing, and other related transactions for the period through and including December 31, 2005 (the "Authorization Period"). The Applicants are now seeking a further order in this proceeding (a) extending the Authorization Period under the Current Financing Order from December 31, 2005 to February 8, 2006, and (b) extending the Commission's reservation of jurisdiction over various matters (as described below) under the Current Financing Order, also from December 31, 2005 to February 8, 2006.

     Under the Current Financing Order, the Commission authorized FirstEnergy and the Subsidiaries to engage in the following transactions during the Authorization Period:

          (a) External Securities of FirstEnergy. FirstEnergy is authorized to increase its capitalization by issuing and selling from time to time through and including December 31, 2005, directly or indirectly through one or more special purpose financing entities (`Financing Subsidiaries"): (i) additional common stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for common stock, (ii) preferred stock and other forms of preferred securities (including trust preferred securities),
(iii) new long-term debt securities having maturities of one year or more up to 50 years, and (iv) commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $4.5 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where FirstEnergy's capitalization is not increased as a result thereof), provided


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that the aggregate amount of Short-term Debt at any time outstanding shall not exceed $1.5 billion;

          (b) Interest Rate Hedging Transactions. FirstEnergy is authorized to enter into and perform interest rate hedging transactions ("Hedge Instruments") and with respect to anticipated debt offerings ("Anticipatory Hedges") to manage volatility of interest rates associated with its and its Subsidiaries' outstanding indebtedness and anticipated debt offerings;

          (c) Employee/Shareholder Plans. FirstEnergy is authorized to issue and/or purchase on the open market for purposes of reissuance up to 30 million shares of common stock and/or stock options or other stock-based awards exercisable for common stock pursuant to its dividend reinvestment and stock-based management incentive and employee benefits plans ("Stock Plans") maintained by FirstEnergy for the benefit of shareholders, officers, directors and employees, all as more specifically described below;

          (d) Rights Agreement. FirstEnergy is authorized to issue one purchase right together with each new share of common stock issued in accordance with the authority requested;/1/

          (e) Utility Subsidiary Short-term Debt. JCP&L, Penn Power, Met-Ed, Penelec, and ATSI are authorized to issue and sell Short-term Debt from time to time in an aggregate principal amount at any time outstanding not to exceed (i) in the case of JCP&L and Penn Power, the limitation on short-term indebtedness contained in their respective charters ($414 million and $49 million, respectively, as of June 30, 2005), (ii) $250 million in the case of each of Penelec and Met-Ed, and (iii) $500 million in the case of ATSI;

          (f) FirstEnergy Guarantees. FirstEnergy is authorized to provide guarantees and provide other forms of credit support ("FirstEnergy Guarantees") on behalf of its Subsidiaries in an aggregate amount which, taking into account any guarantees provided by Non-Utility Subsidiaries, will not exceed $4.0 billion outstanding at any time;

          (g) Money Pools. FirstEnergy is authorized to maintain and continue funding a money pool ("Utility Money Pool") for the Utility Subsidiaries, and a separate money pool ("Non-Utility Money Pool") for the benefit of the Non-Utility Subsidiaries (together, the "Money Pools"), and, to the extent not exempt under Rule 52, the Subsidiaries to borrow and extend credit to each other through the Money Pools (and in connection therewith, to issue and acquire demand notes evidencing such borrowings and extensions of credit);

          (h) Loans to Less Than Wholly-Owned Non-Utility Subsidiaries. Applicants are authorized to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (i) Tax Allocation Agreement. FirstEnergy and its Subsidiaries are authorized to enter into a tax allocation agreement with respect to tax year 2002 and later years that does not conform in all respects to the requirements of Rule 45(c);

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1    FirstEnergy terminated its Shareholder Rights Agreement in 2004. See
FirstEnergy Corp., Holding Co. Act Release No. 27844 (May 5, 2004).


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          (j) Changes in Subsidiary Capitalization. FirstEnergy and its
Subsidiaries are authorized to change the capitalization of any Subsidiary 50% or more of whose stock is held by FirstEnergy or any other intermediate parent company;

          (k) Dividends from Capital or Unearned Surplus. Non-Utility Subsidiaries are authorized to declare and pay dividends out of capital or unearned surplus, subject to certain restrictions;

          (l) Investments in Energy-Related Companies. FirstEnergy is authorized to make future investments in Energy Related Companies/2/ and certain other types of Non-Utility Subsidiaries;

          (m) Preliminary Development Activities. FirstEnergy is authorized to expend, directly or through Non-Utility Subsidiaries, up to $300 million at any time on preliminary development activities relating to potential new investments in non-utility businesses;

          (n) Activities Outside the United States. Energy Related Companies are authorized to engage in certain non-utility energy activities outside the United States;

          (o) Consolidation of Non-Utility Subsidiaries. FirstEnergy is authorized to consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of GPU, Inc. ("GPU") under one or more existing or future non-utility holding companies;

          (p) Exemptions from At-Cost Pricing. To the extent not exempt under Rule 90(d), Non-Utility Subsidiaries are authorized to provide services and sell goods to each other at market prices determined without regard to cost in certain specified circumstances.

     The securities authorized to be issued under the Current Financing Order are subject to numerous terms, conditions, and limitations, including, among others, limitations on interest rate, maturity, issuance expenses, and use of proceeds; the commitment of FirstEnergy and each of the Utility Subsidiaries to maintain common equity equal to at least 30% of consolidated capitalization; and certain investment grade rating criteria as applicable to securities (other than common stock of FirstEnergy and Money Pool borrowings) to be issued pursuant to the authority granted under the Current Financing Order and to other outstanding securities of the issuer and of FirstEnergy.

     Under the terms of the Current Financing Order, the Commission reserved jurisdiction, pending completion of the record, over: (1) the issuance of securities in those circumstances where FirstEnergy or a Utility Subsidiary does not comply with the 30% common equity criteria; (2) securities issued in reliance upon the authorization granted by the Commission where one or more of investment grade ratings criteria are not met; (3) the entering into Hedge Instruments and Anticipatory Hedges by FirstEnergy which do not qualify for hedge accounting treatment by the Financial Accounting Standards Board; (4) the issuance by FirstEnergy of guarantees on behalf of its Subsidiaries for the benefit of non-affiliated third parties; (5) the ability of FirstEnergy to make certain additional investments in EWGs and "foreign utility companies" ("FUCOs") under Section 33 of the Act in an amount over $1.5 billion; (6) the ability of

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2    An Energy Related Company is any company that would qualify to be a Rule 58
Subsidiary but for the fact that a substantial portion of its revenues are derived from activities outside the United States.


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Energy Related Companies to engage in energy marketing outside of the United
States, Canada and Mexico; and (7) the ability of Energy Related Companies to engage in the sale of infrastructure services anywhere outside the United States (collectively, the "Reservations of Jurisdiction").

     As indicated, the Applicants are requesting a further order of the Commission in this proceeding that extends the Authorization Period and the Reservations of Jurisdiction to February 8, 2006, the effective date of repeal of the Act. All other terms, conditions and limitations set forth in the Current Financing Order will continue to apply.

     It is stated that the fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of the post-effective amendment will not exceed $5,000. The fees, commissions and expenses to be incurred in connection with any specific financing transactions will be within the parameters approved under the Current Financing Order.


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